UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

OPTIMAL GROUP INC.
(Name of Subject Company (Issuer))
7293411 CANADA INC. (OFFEROR)
RICHARD YANOFSKY
PETER YANOFSKY
ERIC LAU TUNG CHING
FRANCIS CHOI
(Names of Filing Persons)
Class “A” Shares
(Title of Class of Securities)
68388R208
(CUSIP Number of Class of Securities)
Richard Yanofsky
770 Sherbrooke Street West, Suite 1700
Montréal, Québec, H3A 1G1
514.738.2079
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Charles R. Spector
Fraser Milner Casgrain LLP
1 Place Ville-Marie, 39th Floor
Montréal (Québec) H3B 4M7
(514) 878-8800
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$11,477,681(1)	$819(2)

(1)	Estimated solely for purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $2.40 (i.e., the tender offer price) and (ii) 4,782,367, the maximum number of Class “A” shares of Optimal Group Inc. that may be tendered pursuant to the tender offer. Such number of Shares represents the 5,148,735 Shares outstanding as of March 17, 2010 and 191,400 shares of Optimal Group Inc. Class “A” shares issuable upon the exercise of outstanding options and warrants, less the 405,576 Class “A” shares and 152,192 shares issuable upon the exercise of warrants already beneficially owned by 7293411 Canada Inc., its joint actors and its affiliates and associates.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #3 for Fiscal Year 2010, issued October 30, 2009.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $819	Filing Party: 7293411 Canada Inc.
Form or Registration No.: Schedule T0-T	Date Filed: March 31, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TENDER OFFER STATEMENT AND RULE 13E-3 TRANSACTION STATEMENT FILED
UNDER COVER OF SCHEDULE TO
This Amendment No. 2 amends and restates the Tender Offer Statement and Rule 13E-3 Transaction Statement (as amended, this “Schedule TO”) filed on March 31, 2010 with the Securities and Exchange Commission (“SEC”) and relates to the offer by 7293411 Canada Inc., a corporation incorporated under the laws of Canada (“Offeror”), to purchase up to all of the outstanding Class “A” shares (the “Shares”) of Optimal Group Inc., a corporation incorporated under the laws of Canada (“Optimal”), not currently owned by Offeror and its joint actors, including Shares that may become outstanding on the conversion, exchange or exercise of options or warrants, at a price of $2.40 per Share, on the terms and subject to the conditions specified in the Notice of Change and Variation and Amended and Restated Offer to Purchase, dated March 31, 2010, as amended on May 6, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal dated March 31, 2010, copies of which are attached hereto as Exhibits (a)(1)(F) and (a)(1)(B) (which, together with any amendments or supplements from time to time thereto, constitute the “Offer”). This Amendment No. 2 is being filed on behalf of Offeror, Richard Yanofsky, Peter Yanofsky, Eric Lau Tung Ching and Francis Choi. The Offer is being made by the Offeror and is being made on behalf of Richard Yanofsky, Peter Yanofsky, Eric Lau Tung Ching and Francis Choi.
The information in the Offer to Purchase is incorporated herein by reference.
Item 1. Summary Term Sheet.
The information set forth in the section of the Offer to Purchase entitled “Summary” is incorporated herein by reference.
Item 2. Subject Company Information.
(a) Optimal is the subject company. The information set forth in the section of the Offer to Purchase entitled “Circular – Section 2 – Optimal” is incorporated herein by reference.
(b) and (c) The information set forth in the section of the Offer to Purchase entitled “Circular – Section 9 – Information Concerning the Shares” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a) through (c) Offeror, Richard Yanofsky, Peter Yanofsky, Eric Lau Tung Ching and Francis Choi are “filing persons” for Schedule 13E-3 purposes. The information set forth in the section of the Offer to Purchase entitled “Circular – Section 1 –The Offeror” is incorporated herein by reference.
Item 4. Terms of the Transaction.
(a) The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5. Past Contracts, Transactions, Negotiations and Agreements.
(a) and (b) The information set forth in the sections of the Offer to Purchase entitled “Special Factors – Section 1 – Background to the Offer” and “Circular – Section 3 – Agreements Relating to the Offer” is incorporated herein by reference.
Item 6. Purposes of Transaction and Plans or Proposals.
(a) and (c)(1) through (7) The information set forth in the sections of the Offer to Purchase entitled “Special Factors – Section 3 – Purpose of the Offer and the Offeror’s Plans for Optimal” and “Circular – Section 13 – Acquisition of Shares Not Tendered in the Offer” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
(a), (b) and (d) The information set forth in the section of the Offer to Purchase entitled “Circular – Section 8 – Source of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.
(a) The information set forth in the section of the Offer to Purchase entitled “Circular – Section 1 – The Offeror” is incorporated herein by reference.
(b) Not applicable.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a) The information set forth in the section of the Offer to Purchase entitled “Circular – Section 21 – Expenses of the Offer” is incorporated herein by reference.
Item 10. Financial Statements.
(a) Not material.
(b) Not material.
Item 11. Additional Information.
(a) The information set forth in the sections of the Offer to Purchase entitled “Circular – Section 12 – Regulatory Matters,” “Circular – Section 13 – Acquisition of Shares Not Tendered in the Offer,” “Circular – Section 14 – Effect of the Offer on the Market for the Listing of Shares and Status as a Reporting Issuer,” “Circular – Section 17 – Statutory Rights,” and “Circular – Section 20 – Legal Matters” is incorporated herein by reference.
The Shares are currently not “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares for the purpose of buying, carrying or trading in securities (“Purpose Loans”). The factors considered in making such a determination include the number of record holders of Shares and the number and market value of publicly held Shares. Following the purchase of Shares pursuant to the Offer, the Shares will continue to not constitute “margin securities” for purposes of the Federal Reserve Board of Governors’ margin regulations, and, therefore, may not be used as collateral for Purpose Loans made by brokers.
(b) The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 12. Exhibits.

Exhibit
No.	Description

(a)(1)(A)	Offer to Purchase, dated March 31, 2010 (incorporated by reference to the Schedule TO, filed March 31, 2010).

(a)(1)(B)	Letter of Transmittal, dated March 31, 2010 (incorporated by reference to the Schedule TO, filed March 31, 2010).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to the Schedule TO, filed March 31, 2010).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO, filed March 31, 2010).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO, filed March 31, 2010).

(a)(1)(F)	Notice of Change and Variation and Amended and Restated Offer to Purchase, dated March 31, 2010, as amended and restated on May 6, 2010.

(a)(2)(A)	Press Release issued by Optimal, dated March 17, 2010 (incorporated by reference to Exhibit 99.1 of the Offeror’s Schedule TO-C filed on March 17, 2010).

Exhibit
No.	Description

(a)(2)(B)	Press Release issued by Offeror, dated May 6, 2010.

(b)(1)	Loan Agreement, dated February 24, 2010, by and among Francis Choi and the Offeror (incorporated by reference to Exhibit 1 of the Offeror’s Schedule 13D filed on March 23, 2010).

(b)(2)	Deed of Guarantee and Indemnity, dated February 24, 2010, by Peter Yanofsky, Richard Yanofsky and Eric Lau Tung Ching in favour of Francis Choi (incorporated by reference to the Schedule TO, filed March 31, 2010).

(d)(1)	Support Agreement, dated March 17, 2010, between Optimal and the Offeror (incorporated by reference to Exhibit 2 of the Offeror’s Schedule 13D filed on March 23, 2010).

(d)(2)	Disclosure Letter for Support Agreement, dated March 16, 2010 (incorporated by reference to Exhibit 4 of the Offeror’s Schedule 13D filed on March 23, 2010).

(d)(3)	Settlement Agreement, dated March 17, 2010, among Holden L Ostrin, Neil Wechsler, Gary Wechsler and the Offeror (incorporated by reference to Exhibit 3 of the Offeror’s Schedule 13D filed on March 23, 2010).

(d)(4)	Joint Bid Agreement, dated March 31, 2010, among Peter Yanofsky, Richard Yanofsky, Eric Lau Tung Ching, Francis Choi and the Offeror (incorporated by reference to the Schedule TO, filed March 31, 2010).

(g)	None.

(h)	None.
Item 13. Information Required by Schedule 13E-3.
The following sets forth information required by Schedule 13E-3 that has not already been set forth in Items 1 through 12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.
Item 2. Subject Company Information.
(d) The information set forth in the section of the Offer to Purchase entitled “Circular – Section 10 – Dividends and Dividend Policy” is incorporated herein by reference.
(e) Not applicable.
(f) Not applicable.
Item 4. Terms of the Transaction.
(c) Not applicable.
(d) The information set forth in the section of the Offer to Purchase entitled “Circular – Section 13 – Acquisition of Shares Not Tendered in the Offer” is incorporated herein by reference.
(e) The information set forth in the section of the Offer to Purchase entitled “Circular – Section 6 – Arrangements, Agreements or Understandings” is incorporated herein by reference.
(f) Not applicable.
Item 5. Past Contracts, Transactions, Negotiations and Agreements.
(c) The information set forth in the sections of the Offer to Purchase entitled “Special Factors – Section 1 – Background to the Offer” and “Circular – Section 3 – Agreements Relating to the Offer” is incorporated herein by reference.
(e) The information set forth in the section of the Offer to Purchase entitled “Circular – Section 3 – Agreements Relating to the Offer” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.
(b) The information set forth in the section of the Offer to Purchase entitled “Special Factors – Section 3 – Purpose of the Offer and the Offeror’s Plans for Optimal” is incorporated herein by reference.
(c)(8) The information set forth in the sections of the Offer to Purchase entitled “Circular – Section 9 – Information Concerning the Shares” and “Circular – Section 14 – Effect of the Offer on the Market for the Listing of Shares and Status as a Reporting Issuer” is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects.
(a) through (c) The information set forth in the sections of the Offer to Purchase entitled “Special Factors – Section 1 – Background to the Offer” and “Special Factors – Section 2 – Reasons to Accept the Offer” is incorporated herein by reference.
(d) The information set forth in the sections of the Offer to Purchase entitled “Special Factors – Section 2 – Reasons to Accept the Offer,” “Circular – Section 14 – Effect of the Offer on the Market for the Listing of Shares and Status as a Reporting Issuer,” “Circular – Section 15 – Certain Canadian Federal Income Tax Considerations” and “Circular – Section 16 – Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.
Item 8. Fairness of the Transaction.
(a) and (b) The information set forth in the section of the Offer to Purchase entitled “Special Factors – Section 2 – Reasons to Accept the Offer” is incorporated herein by reference.
(c) The Offer is not conditioned on receiving the approval of a majority of unaffiliated shareholders of Optimal. The information set forth in the section of the Offer to Purchase entitled “The Offer – Section 4 – Conditions of the Offer” is incorporated herein by reference.
(d) Offeror has not retained an unaffiliated representative for the purpose of representing unaffiliated security holders in negotiating the terms of the Offer or preparing a report concerning the fairness of the Offer. The information set forth in the section of the Offer to Purchase entitled, “Special Factors – Section 1 – Background to the Offer” is incorporated herein by reference.
(e) The Offer has been approved by a majority of the Directors of Optimal who are not employees of Optimal. The information set forth in the section of the Offer to Purchase entitled, “Special Factors – Section 1 – Background to the Offer” is incorporated herein by reference.
(f) The information set forth in the sections of the Offer to Purchase entitled “Special Factors – Section 1 – Background to the Offer” and “Special Factors – Section 2 – Reasons to Accept the Offer” is incorporated herein by reference.
Item 9. Reports, Opinions, Appraisals and Negotiations.
(a) and (b) The information set forth in the sections of the Offer to Purchase entitled “Special Factors – Section 1 – Background to the Offer,” “Special Factors – Section 2 – Reasons to Accept the Offer,” “Special Factors – Section 4 –Valuation” and “Special Factors – Section 5 – Fairness Opinion” is incorporated herein by reference.
(c) The information set forth in the sections of the Offer to Purchase entitled “Special Factors – Section 4 –Valuation” and “Special Factors – Section 5 – Fairness Opinion” is incorporated herein by reference.
Item 10. Source and Amount of Funds or Other Consideration.
(c) The information set forth in the section of the Offer to Purchase entitled “Circular – Section 19 – Expenses of the Offer” is incorporated herein by reference.
Item 12. The Solicitation or Recommendation.
(d) As disclosed in the Directors’ Circular of Optimal filed on March 31, 2010 with the SEC on Schedule 14D-9, the voting members of the Board of Directors of Optimal (consisting of Mr. Tommy Boman, Mr. James S. Gertler, Mr. Jonathan J. Ginns, Mr. Henry M. Karp and Mr. Thomas D. Murphy) have unanimously concluded that the consideration offered under the Offer is fair from a financial point of view to Shareholders (other than the Offeror and its Joint Actors) and recommend that Shareholders accept the Offer and tender their Shares to the Offer. Both Mr. Holden L. Ostrin and Mr. Neil S. Wechsler formally declared their respective interests in and did not participate in deliberations on, and abstained from voting in respect of resolutions relating to, the Offer.
(e) As disclosed in the Directors’ Circular of Optimal filed on March 31, 2010 with the SEC on Schedule 14D-9, each of the Directors and officers of Optimal has indicated that, as at the date of the Offer, he or she intends to accept the Offer and tender all of his or her Shares under the Offer.
Item 13. Financial Statements.
(a)(1) The audited consolidated financial statements of Optimal as of and for the fiscal years ended December 31, 2008 and December 31, 2009 are incorporated herein by reference to Optimal’s Annual Report on Form 10-K for the year ended December 31, 2009.
(a)(2) The consolidated financial statements of Optimal as of and for the quarter ended December 31, 2009 are incorporated herein by reference to Optimal’s Annual Report on Form 10-K for the year ended December 31, 2009.
(3) The information set forth in Annex A is incorporated herein by reference.
(4) The information set forth in Annex A is incorporated herein by reference.
(b) Not material.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
(b) The information set forth in the section of the Offer to Purchase entitled “Circular – Section 19 – Expenses of the Offer” is incorporated herein by reference.

Item 16. Exhibits.

Exhibit
No.	Description

(c)(1)	Opinion of Genuity Capital Markets to the Special Committee of the Board of Directors of Optimal dated March 16, 2010 (incorporated by reference to the Schedule TO, filed March 31, 2010).

(c)(2)	Valuation Report of PricewaterhouseCoopers LLP, dated March 12, 2010 (incorporated by reference to the Schedule TO, filed March 31, 2010).

(c)(3)	Presentation of Genuity Capital Markets to the Special Committee of the Board of Directors of the Company, dated January 27, 2010.

(c)(4)	Presentation of Genuity Capital Markets to the Special Committee of the Board of Directors of the Company, dated February 2, 2010.

(f)(1)	Sections 206 to 206.1 of the Canada Business Corporations Act (incorporated by reference to the Schedule TO, filed March 31, 2010).

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

7293411 CANADA INC.
/s/ Richard Yanofsky
By: Richard Yanofsky
Title:	President

Date: May 6, 2010

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Richard Yanofsky
Richard Yanofsky

Date: May 6, 2010

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Peter Yanofsky
Peter Yanofsky

Date: May 6, 2010

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Eric Lau Tung Ching
Eric Lau Tung Ching

Date: May 6, 2010

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Francis Choi
Francis Choi

Date: May 6, 2010

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 31, 2010 (incorporated by reference to the Schedule TO, filed March 31, 2010).

(a)(1)(B)	Letter of Transmittal, dated March 31, 2010 (incorporated by reference to the Schedule TO, filed March 31, 2010).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to the Schedule TO, filed March 31, 2010).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO, filed March 31, 2010).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO, filed March 31, 2010).

(a)(1)(F)	Notice of Change and Variation and Amended and Restated Offer to Purchase, dated March 31, 2010, as amended and restated on May 6, 2010.

(a)(2)(A)	Press Release issued by Optimal, dated March 17, 2010 (incorporated by reference to Exhibit 99.1 of the Offeror’s Schedule TO-C filed on March 17, 2010).

(a)(2)(B)	Press Release issued by Offeror, dated May 6, 2010.

(b)(1)	Loan Agreement, dated February 24, 2010, by and among Francis Choi and the Offeror (incorporated by reference to Exhibit 1 of the Offeror’s Schedule 13D filed on March 23, 2010).

(b)(2)	Deed of Guarantee and Indemnity, dated February 24, 2010, by Peter Yanofsky, Richard Yanofsky and Eric Lau Tung Ching in favour of Francis Choi (incorporated by reference to the Schedule TO, filed March 31, 2010).

(c)(1)	Opinion of Genuity Capital Markets to the Special Committee of the Board of Directors of Optimal dated March 16, 2010 (incorporated by reference to the Schedule TO, filed March 31, 2010).

(c)(2)	Valuation Report of PricewaterhouseCoopers LLP, dated March 12, 2010 (incorporated by reference to the Schedule TO, filed March 31, 2010).

(c)(3)	Presentation of Genuity Capital Markets to the Special Committee of the Board of Directors of the Company, dated January 27, 2010.

(c)(4)	Presentation of Genuity Capital Markets to the Special Committee of the Board of Directors of the Company, dated February 2, 2010.

(d)(1)	Support Agreement, dated March 17, 2010, between Optimal and the Offeror (incorporated by reference to Exhibit 2 of the Offeror’s Schedule 13D filed on March 23, 2010).

(d)(2)	Disclosure Letter for Support Agreement, dated March 16, 2010 (incorporated by reference to Exhibit 4 of the Offeror’s Schedule 13D filed on March 23, 2010).

(d)(3)	Settlement Agreement, dated March 17, 2010, among Holden L Ostrin, Neil Wechsler, Gary Wechsler and the Offeror (incorporated by reference to Exhibit 3 of the Offeror’s Schedule 13D filed on March 23, 2010).

(d)(4)	Joint Bid Agreement, dated March 31, 2010, among Peter Yanofsky, Richard Yanofsky, Eric Lau Tung Ching, Francis Choi and the Offeror (incorporated by reference to the Schedule TO, filed March 31, 2010).

(f)(1)	Sections 206 to 206.1 of the Canada Business Corporations Act (incorporated by reference to the Schedule TO, filed March 31, 2010).

(g)	None.

Exhibit No.	Description

(h)	None.

ANNEX A
Certain Financial Information of Optimal
Ratio of earnings to fixed charges
2008: -167.52
2009: -137.91
Book Value Per Share
$4.22